Domark International, Inc.
                             1809 East Broadway #125
                              Oviedo, Florida 32765

September 25, 2009

VIA FACSIMILE
703-813-6986

Securities and Exchange Commission
Att: Mr Dharia
100 F Street, N.W.
Division of Corporate Finance
Washington, D.C. 20549

     Re: Domark International, Inc.
         Form 10-K/A for the year ended May 31, 2008
         Filed August 31, 2009
         File No. 333-136247

Dear Mr. Dharia:

We are in receipt of your communication. As discussed, we would like to ask for an extension in filing the response to your comment letter of September 4, 2009 and any modified filing to ensure full and fair disclosure as well as file our Form 10-K for the year ended May 31, 2009. Therefore, we request an extension until October 7, 2009.

If you have any questions, please call me at 407-650-2723 or corporate counsel Joseph Emas at 305-531-1174.

Sincerely,


/s/ Scott Sieck
--------------------------------
Scott Sieck
Chief Executive Officer